EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Harvard Bioscience, Inc. and subsidiaries:

We consent to the incorporation by reference in Registration Statement Numbers 333-53848, 333-104544, 333-135418 and 333-151003 on Form S-8 of Harvard Bioscience, Inc. and subsidiaries of our report dated March 16, 2011, with respect to the consolidated balance sheets of Harvard Bioscience, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated March 16, 2011 with respect to the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appears in the December 31, 2010 annual report on Form 10-K of Harvard Bioscience, Inc.

/s/ KPMG LLP

Boston, Massachusetts

March 16, 2011